Exhibit (12)

Wells Fargo Real Estate Investment Corporation
Computation of Ratio of Earnings to Fixed Charges and Preferred Dividends

	Quarter ended September 30,		Nine months ended September 30,
(in thousands)	2017	2016	2017	2016
Excluding interest on deposits (1)
Income before income taxes	$326,540	191,263	903,737	485,020
Fixed charges, excluding preferred dividends and capitalized interest	3,173	1,272	3,423	2,029
Earnings	$329,713	192,535	907,160	487,049
Interest expense	$3,173	1,272	3,423	2,029
Estimated interest component of net rental expense	—	—	—	—
Preferred dividends	4,397	4,397	13,191	13,191
Capitalized interest	—	—	—	—
Fixed charges and preferred dividends	$7,570	5,669	16,614	15,220
Ratio of earnings to fixed charges and preferred dividends (2)	43.56	33.96	54.60	32.00

(1)	As defined in Item 503(d) of Regulation S-K.

(2)
These computations are included herein in compliance with Securities and Exchange Commission regulations. However, management believes that fixed charge ratios are not meaningful measures for the business of Wells Fargo Real Estate Investment Corporation. For example, even if there was no change in net income, the ratios would decline if interest income and interest expense increase by the same amount due to an increase in the level of interest rates or, conversely, they would increase if interest income and interest expense decrease by the same amount due to a decrease in the level of interest rates.